EXHIBIT 99.1

BOLIDEN CONTINUES EARN-IN AT AMARC’S DUKE COPPER-GOLD DISTRICT

December 17, 2024 Vancouver, British Columbia – Amarc Resources Ltd. ("Amarc" or the "Company") (TSXV: AHR; OTCQB: AXREF) is pleased to announce that Boliden Mineral Canada Ltd. (“Boliden”) has committed to continuing through 2025 its earn-in to Amarc’s DUKE Copper-Gold District (or “DUKE” or the “District”) in central British Columbia (“BC”). The budget for 2025 is $10 million. Amarc will continue as operator of the project.

The two-phase program completed at the DUKE in 2024 included extensive drilling and surface surveys designed to prepare deposit targets for drill testing in 2025. In early 2024, delineation drilling continued at the DUKE Deposit further defining Cu-Mo mineralization in the central portion of the Deposit as well as identifying potentially important volumes of additional mineralization to the south and north of the main Deposit (see Amarc’s June 25, 2024 release). The 2024 summer program was comprised of surface surveys and more than 5,800 m core drilling, testing high potential targets across the DUKE District. Results from the latter program are currently being compiled and will be released once fully assessed.

Amarc President & CEO, Dr. Diane Nicolson, commented “We are thrilled to continue to advance the DUKE District in 2025 in collaboration and with the support of Boliden. Over the past two years we have expanded the DUKE Deposit internally, laterally and to depth and identified new areas of interest in the south and northwest of the deposit. Importantly, we have also begun to test multiple copper-gold exploration and deposit targets identified by our extensive compilation of historical work along with Amarc’s surveys, which are designed to unlock the further potential of the DUKE District.”

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DUKE District

Amarc’s DUKE District is located 80 km northeast of Smithers within the Babine Region, one of the most mineralized porphyry belts in BC. It hosts the former Bell and Granisle Cu-Au mines that were operated by Noranda Mines, and the advanced stage Morrison Cu-Au deposit. Significant potential exists for discovery of new large porphyry Cu deposits. Infrastructure servicing the former mines and the very active forestry and exploration industries is nearby. There is an extensive network of forest roads and much of the Duke District is road accessible.

In November 2022, Amarc entered into a Mineral Property Earn-In Agreement (the "EIA") with Boliden Mineral Canada Ltd. (“Boliden”), an entity within the Boliden Group of companies (see Amarc release November 22, 2022). Under the terms of the Agreement, Boliden has a two-staged option to earn up to a 70% interest in the DUKE District by funding $90 million exploration and development expenditures.

Since late 2022 through to 2024 year end Boliden will have contributed $20 million to the DUKE District exploration program. The budget for 2025 is an additional $10 million.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned JOY, DUKE and IKE porphyry Cu±Au districts located in different prolific porphyry regions of southern, central and northern BC, respectively. Each district represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport"), a wholly owned subsidiary of Freeport-McMoRan Inc. at JOY and Boliden Mineral Canada Ltd. ("Boliden"), an entity within the Boliden Group of companies at DUKE, can earn up to a 70% interest in each District through staged investments of $110 million and $90 million, respectively. Together this provides Amarc with potentially up to $200 million in non-share dilutive staged funding for these Districts. In addition, Amarc solo funded the 2024 work program at IKE. Amarc is the operator of all programs.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE, PINE and DUKE. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

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Mark Rebagliati, P.Eng, a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.govand its home jurisdiction filings that are available at www.sedarplus.ca.

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